[LINN LETTERHEAD]

August 8, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Roger Schwall

Karl Hiller

Anne Nguyen Parker

Tracie Towner

Norman von Holtzendorff

Re:	LinnCo, LLC

Linn Energy, LLC

Amendment No. 2 to Registration Statement on Form S-4

Filed June 4, 2013

File No. 333-187484

Linn Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 0-51719

Ladies and Gentlemen:

This letter sets forth the responses of LinnCo, LLC (“LinnCo”) and Linn Energy, LLC (“LINN” and, together with LinnCo, the “Registrants”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 26, 2013 (the “Comment Letter”) with respect to (i) Amendment No. 2 to Registration Statement on Form S-4 filed by the Registrants on June 3, 2013, File No. 333-187484 (the “Registration Statement”) and (ii) the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed by LINN on February 21, 2013 (the “LINN 10-K”). Concurrently with the submission of this letter, we have filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

August 8, 2013

Staff Comments

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors, page 34

LinnCo will incur corporate income tax liabilities…, page 35

1.	You disclose that LINN has agreed to pay LinnCo $6 million per year for three years (2013, 2014 and 2015). You further state that, taking into account these payments and based on current projections and assumptions, “the transaction is not currently expected to give rise to any additional unreimbursed tax liability for LinnCo for the next three years over and above its previously disclosed estimates.” Please clarify whether LINN has any obligations to reimburse LinnCo for any additional tax liability, should they occur.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 38 of Amendment No. 3 to address the Staff’s comment.

Merger-Related Proposals, page 64

2.	We note your responses to prior comments 1 and 3. Please address how you determined that these amendments, including the amendment to Section 2.4, do not need to be unbundled with respect to future transactions. That is, your prior responses indicate that these changes are necessary in order to consummate the transaction with Berry, but it is unclear why shareholders are not being given the opportunity to vote on whether these restrictions should be permanently amended such that shareholders will no longer have the ability to approve individual transactions of this nature. Please provide your analysis. As noted in the Fifth Supplement to the Division of Corporation Finance’s telephone interpretation manual, cited in your response, unbundling is necessary even when changes are negotiated between the parties as part of the transaction. As also noted in the Fifth Supplement, unbundling does not affect the ability of contracting parties to condition completion of a transaction on shareholder approval of separate proposals.

Response: The Registrants acknowledge the Staff’s comment. Set forth below is a table that lists each of the amendments to the LinnCo LLC Agreement and reflects which amendments the Registrants believe require only board approval and those which the Registrants believe require shareholder approval. The Registrants advise the Staff that they will unbundle the amendments that require shareholder approval. However, in accordance with the Staff’s interpretation in The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004), the Registrants respectfully submit that the amendments that could be approved by the LinnCo board of directors without shareholder approval should not be required to be unbundled. Accordingly, the Registrants have unbundled the amendments into two proposals: (a) one relating to Section 5.1 of the LinnCo LLC Agreement (which are described under “LinnCo LLC Agreement Amendment Proposal A”); and (b) one

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relating to Sections 7.3(b) and 10.1(c), which are proposed for the same purposes, i.e. to ensure that the transfer of the Berry equity interests to LINN after being acquired are not construed as the sale of or disposition of substantially all of LinnCo’s assets, which proposal would also include the amendments to Section 2.4 and 14.1(b), which only approval from the board of directors would be required (which are described under “LinnCo LLC Agreement Amendment Proposal B”). The Registrants have revised the disclosure on pages 69-72 of Amendment No. 3 to reflect these changes.

LLC Amendment	Only Board Approval Required	Shareholder Approval Required
Section 2.4 – Purpose	X
Section 5.1(b) – LinnCo receipt of greater number of LINN units than LinnCo common shares issued in connection with any Subsequent Offering or awards under employee benefit plans	X
Section 5.1(b) – Proceeds of any Subsequent Offerings includes properties or other assets received by LinnCo in a Subsequent Offering		X
Section 7.3(b) – Sale of all or substantially all assets		X
Section 10.1(c) – Dissolution upon sale of all or substantially all assets		X
Section 14.1(b) – Sale, pledge or transfer of LINN units	X

Unaudited Pro Forma Condensed Combined Financial Information, page 166

August 8, 2013

General

3.	We note that you added disclosure in response to prior comment 10 in point (e) on page 181 to reference pro forma adjustments to include derivative gain in 2012 and derivative loss in 2013 in equal amounts for derivatives acquired by Berry Petroleum at your request. Please expand your disclosure to clearly explain what the 2012 and 2013 adjustments represent and how the amounts were determined. Additionally, disclose the amount of any expenditure made by Berry Petroleum to acquire these instruments, and the corresponding fair values reported in the historical financial statements as of March 31, 2013.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 188-189 of Amendment No. 3 to expand LINN’s disclosure to clearly explain what the 2012 and 2013 adjustments represent and how the amounts were determined. Additionally, pages 188-189 of Amendment No. 3 has been revised to disclose that no expenditure was made by Berry Petroleum or LINN to acquire these instruments, as they were cashless swaps, and to disclose the corresponding fair values reported in the historical financial statements as of June 30, 2013.

4.	Please expand your disclosure in note (d) on page 172 to clarify the extent to which your pro forma adjustments include the effects that are expected to arise in connection with your election to use for tax purposes the remedial method, as referenced in your disclosures on pages 35 and 39. Given that you have arranged for Linn Energy LLC to compensate LinnCo LLC for the increased tax liability that will result from this method through 2015, also clarify the extent to which the $18 million to be paid during this period is expected to fully compensate LinnCo LLC for the total tax liability that it will incur for as long as the effects of having made this election persist. Please quantify the total tax benefits that Linn Energy LLC expects to realize from this arrangement, and the number of years over which these benefits are expected to be realized.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 179 of Amendment No. 3 to clarify the extent to which the Registrants’ pro forma adjustments include the effects that are expected to arise in connection with its election to use for tax purposes the remedial method and also to clarify the extent to which the $18 million to be paid during this period is expected to compensate LinnCo, LLC for the total tax liability that it will incur for as long as the effects of having made this election persist. The Registrants have also revised the disclosure on page 179 of Amendment No. 3 to quantify the total tax benefits that LINN expects to realize from this arrangement, and the period for which these benefits are expected to be realized.

Form 10-K for the Fiscal Year ended December 31, 2012

General

5.	Please submit draft amendments to your periodic reports that reflect all revisions that you have agreed to make in the course of this review, including all changes to corresponding disclosures that appear in your registration statement.

August 8, 2013

Response: The Registrants are providing supplementally to the Staff draft amendments to their periodic reports reflecting all revisions that have been agreed to be made in the course of this review, including all changes to corresponding disclosures that appear in the Registration Statement.

Management’s Discussion and Analysis, page 33

Results of Operations, page 38

Liquidity and capital resources, page 51

6.	The additional disclosure you provided on page 249 in response to prior comment 22 indicates that changes in premiums paid for commodity derivatives are due to changes in the level of “acquisition activity.” As requested in our prior comment, you should further expand this disclosure to clearly explain the factors you consider in determining the extent to which you enter into commodity derivative arrangements requiring you to pay premiums. Additionally, please provide disclosure which more clearly explains the relationship between acquisition activity and premiums paid. In this regard, specify the producing reserves or production volumes associated with the acquisitions, clarify the level at which those quantities were hedged, and explain your strategy in choosing the mix of swaps and put options, and in deciding whether to pay premiums.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 268-269 of Amendment No. 3 to address the Staff’s comment.

Non-GAAP Financial Measures

Adjusted EBITDA, page 57

7.	We have read your response to prior comment 23, regarding the ways in which management and investors use adjusted EBITDA, which you disclose on page 255. Please further modify your disclosures to explain the difference between the uses set forth in your first three points, i.e. to assess the ability of your assets to generate cash, to assess the financial performance of your assets, and to assess your operating performance, to include details sufficient to understand how these aspects of your business are fairly represented in your non-GAAP measure. Please also expand your disclosure in points three and four to clarify how this measure properly exhibits return on capital and allows external users to assess the viability of your acquisitions and capital expenditure projects.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 276 of Amendment No. 3 to address the Staff’s comment.

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We further note that in Compliance & Disclosure Interpretation 102.9 regarding non-GAAP financial measures, the Staff has previously stated that because “Management Disclosure & Analysis” (MD&A) requires disclosure of material items affecting liquidity, if management believes that a credit agreement is a material agreement, that a covenant is a material term of such credit agreement and that information about the covenant is material to an investor’s understanding of a company’s financial condition and/or liquidity, then such company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A. Based on this guidance, the Registrants have included as one of the uses of adjusted EBITDA that it shows LINN’s ability to comply with financial covenants in its Amended Credit Facility that are calculated using adjusted EBITDA.

8.	In your discussion of distributable cash flow (DCF) on page 256, you explain that the measure indicates to investors whether you are generating cash flow at a level that can sustain or support an increase in your quarterly distribution rates. However, in subsequent disclosure, you indicate that management must consider the timing and size of planned capital expenditures in determining the sustainability of quarterly distributions and that, as a result, DCF should not be viewed as indicative of the actual amount of cash that you have available for distribution or plan to distribute. In view of this, expand your disclosure under this section to clarify why you believe DCF is useful to investors.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 277-278 of Amendment No. 3 to address the Staff’s comment.

9.	To help investors understand the relationship between your calculation of distributable cash flow and actual cash distributions, please expand your disclosure to provide a quantified reconciliation between these two amounts for all periods presented. See Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 279 of Amendment No. 3 to address the Staff’s comment.

10.	Your response to prior comment 25 suggests that you disclose the measure of Adjusted EBITDA to demonstrate compliance with a material term of your credit facility. However, the uses for this measure that you describe on page 255 of your filing do not include this reason. In view of this, explain why you believe the presentation on page 255 is consistent with your response.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 276 of Amendment No. 3 to address the Staff’s comment.

11.	Please submit the proposed revised definition of Adjusted EBITDA that you believe will be included in your credit facility and confirm to us that the measure of Adjusted EBITDA presented on page 257 of your filing is prepared in exact accordance with this proposed revised definition. Also tell us the extent of your consultations with lenders regarding interpretations of the Adjusted EBITDA definition referenced in covenant provisions that would accommodate adjustment to exclude each particular item that is not specifically identified in the definition, such as the value of derivatives settled, premiums paid for derivatives, and activity of businesses acquired pertaining to periods in advance of establishing control. Please describe any circumstances under which your lenders have reviewed and approved your computations of Adjusted EBITDA.

August 8, 2013

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that LINN’s definition of adjusted EBITDA as presented in its filings is in compliance with its lenders’ definition as included in LINN’s Amended Credit Facility (“Credit Facility EBITDA”, and when used synonymously with LINN’s definition of adjusted EBITDA, “EBITDA”), albeit presented in the Registration Statement and LINN’s periodic reports in more detail. While Credit Facility EBITDA provides broad categories, LINN reports its adjusted EBITDA in its periodic filings in greater detail. However, this level of detail is presented to the lenders through delivery of a quarterly compliance certificate in which LINN represents that it is in compliance with its financial ratio maintenance covenants and provides a computation of adjusted EBITDA.

The quarterly compliance certificate that LINN delivers to the administrative agent under the Amended Credit Facility, and makes available to all of the lenders under the Amended Credit Facility, has historically (including for the first quarter of 2013) presented a calculation of Credit Facility EBITDA that is exactly the same as the calculation of adjusted EBITDA disclosed on page 277 of Amendment No. 3, with the exception of the adjustment for merger transaction costs and the provision for legal matters (which LINN has removed from its calculation of adjusted EBITDA). Through the quarterly compliance certificate process, the administrative agent and lenders have reviewed and approved LINN’s computations of Credit Facility EBITDA. Although LINN has not had specific discussions regarding the value of derivatives settled, premiums paid for derivative or activity of businesses acquired pertaining to periods in advance of establishing control, these adjustments have historically been excluded (i.e. added back) in the computation of EBITDA. As previously stated, LINN has had discussions with the administrative agent under the Amended Credit Facility regarding the definition of Credit Facility EBITDA for purposes of compliance with the financial maintenance ratio covenants under the Amended Credit Facility, and the administrative agent has agreed to permit LINN to exclude merger costs from the computation of EBITDA in future compliance certificates. LINN will be presenting this revised computation of “EBITDA” to the administrative agent in its compliance certificate for the second quarter of 2013.

The text of the definitions of “EBITDA,” as referred to in the Amended Credit Facility, and Consolidated Net Income under LINN’s Amended Credit Facility are set forth below.

“EBITDA” means, for any period, (a) Consolidated Net Income for such period plus (b) the following expenses or charges to the extent deducted from Consolidated Net Income in such period: Interest Expense, income or franchise taxes, depreciation, depletion, amortization and other similar charges, minus (c) all noncash income added to Consolidated Net Income.

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“Consolidated Net Income” means with respect to the Borrower and the Consolidated Restricted Subsidiaries, for any period, the aggregate of the net income (or loss) of the Borrower and the Consolidated Restricted Subsidiaries after allowances for taxes for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein) the following (without duplication): (a) the net income of any Person in which the Borrower or a Consolidated Restricted Subsidiary has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of the Borrower and the Consolidated Restricted Subsidiaries in accordance with GAAP), except to the extent of the amount of dividends or distributions actually paid in cash during such period by such other Person to the Borrower or to a Consolidated Restricted Subsidiary, as the case may be; (b) the net income (but not loss) during such period of any Consolidated Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions or transfers or loans by that Consolidated Restricted Subsidiary is not at the time permitted by operation of the terms of its charter or any agreement, instrument or Governmental Requirement applicable to such Consolidated Restricted Subsidiary or is otherwise restricted or prohibited, in each case determined in accordance with GAAP; (c) any extraordinary gains or losses during such period; (d) non-cash gains, losses or adjustments under FASB Statement No. 133 as a result of changes in the fair market value of derivatives; (e) any gains or losses attributable to writeups or writedowns of assets, including ceiling test writedowns; and (f) non-cash share-based payments under FASB Statement No. 123R; and provided further that if the Borrower or any Consolidated Restricted Subsidiary shall acquire or dispose of any Property during such period or a Subsidiary shall be redesignated as either an Unrestricted Subsidiary or a Restricted Subsidiary, then Consolidated Net Income shall be calculated after giving pro forma effect to such acquisition, disposition or redesignation, as if such acquisition, disposition or redesignation had occurred on the first day of such period.

12.	We understand from your response to prior comment 26 that you exclude the value of put options and premiums paid while including proceeds on settlement in calculating your non-GAAP measures because you regard the cost as you do costs of properties and other capital activities that provide long-term benefits. Please clarify the extent to which the derivative instruments that you paid to acquire were not settled within one year of the transaction date. We also note from your response to prior comment 26 that you characterize the adjustments necessary to report derivatives at fair value as a”...reduction in the asset value of put options over time,” and view the costs of premiums as you do amortization of long-term assets. Please explain why you believe this rationale is sufficient given that it does not encompass elements of value unrelated to the time component, such as changes in the market price of the underlying commodity.

Response: LINN acknowledges the Staff’s comment and respectfully advises the Staff that put options provide long-term benefits by providing downside commodity price protection while preserving unlimited upside participation. During 2012, LINN spent approximately $583 million on put options, and of this amount approximately $48 million related to contracts that settled during 2012 in connection with significant

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acquisition activity during the first half of the year, and approximately $535 million related to contracts that are expected to settle monthly during 2013 through 2017. During 2011, LINN spent approximately $108 million on put options, and of this amount none related to contracts that settled during 2011 and the entire approximate $108 million related to contracts that are expected to settle monthly during 2012 through 2015. During 2010, LINN spent approximately $120 million on put options, and of this amount none related to contracts that settled during 2010 and the entire approximate $120 million related to contracts that are expected to settle monthly during 2011 through 2015.

As previously stated, LINN records its derivative instruments at fair value and has elected to apply mark-to-market accounting consistent with ASC 815. LINN believes that mark-to-market accounting is a form of amortization. Although amortization of the premium is not explicitly contemplated in the accounting standard, LINN believes the practice of reducing the carrying value of derivative assets, specifically put options, over the life of the contracts is consistent with the concept of amortization, defined as the gradual reduction in the value of an asset over time. LINN acknowledges that the reduction in put option value is not based on a linear pattern, such as the straight-line methodology, and the value of the put option contracts could either increase or decrease between periods based on changes in underlying market prices and implied volatility but, all other things being equal, the put option value would decrease in a relatively consistent manner as the time component of option value declines and the contracts approach maturity. LINN believes this comparison is reasonable because LINN generally enters into long-term hedges, covering up to six years, and time value is a significant factor in the determination of option value for long-dated put options.

13.	In response to prior comment 27, you explain that you include in your non-GAAP measures amounts pertaining to acquisitions that are attributable to periods prior to obtaining control, although you exclude the associated costs because you obtain the funds by issuing debt and equity. Given the discretionary element at hand in negotiating cash to be received or paid in completing an acquisition, the rationale for separating a purchase price that is measured under GAAP into individual non-GAAP components is not clear to us. That is, given the various interrelated factors that impact the accounting and reporting of acquisitions under GAAP, such as the determination of purchase price and valuation of acquired assets and liabilities, the usefulness of an adjustment that attempts to isolate a single, non-GAAP aspect of the acquisition is not clear. In view of this, further explain your basis for this adjustment, and why you believe it is useful to investors.

Response: The Registrants respectfully advise the Staff that in the oil and gas industry, the effective date of a transaction is not a negotiated element in the property transaction process as much as it is a reference point for the division of revenues and expenses and is customarily set within the quarter preceding the anticipated closing of the transaction. The effective date is generally determined by the seller at the beginning of the acquisition evaluation process and typically is not reset during the negotiation process. The amount of the adjustment from the effective date to close period is not negotiated, and although estimable, it is not fixed at the time of closing the transaction. As the effective date of an acquisition impacts the entitlement of economic benefits from the acquired properties, the related cash flows impact LINN’s ability to pay distributions.

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We further respectfully advise the Staff that our management believes that we are required to disclose such amounts pertaining to acquisitions that are attributable to periods prior to obtaining control as an isolated single non-GAAP aspect of an acquisition because such amounts are included in our calculations of adjusted EBITDA made in compliance with our Amended Credit Facility. We respectfully advise the Staff that in Compliance & Disclosure Interpretation 102.9 regarding non-GAAP financial measures, the Staff has previously stated that because “Management Disclosure & Analysis” (MD&A) requires disclosure of material items affecting liquidity, if management believes that a credit agreement is a material agreement, that a covenant is a material term of such credit agreement and that information about such covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, then such company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A.

14.	We note that you have revised two line captions previously identified as “unrealized” gains/losses on commodity and interest rate derivatives, to identify these amounts instead as “mark-to-market” gains and losses on derivatives. However, the amounts do not agree with the corresponding measures reported in your financial statements. The premiums referenced in footnote (3) on page 257 also do not appear to be sufficiently similar to period-to-period changes in fair value to support including both items in a single line item. Therefore, it appears you should revise your presentation to show changes in fair value, premiums paid, and the value of settled derivatives on separate line items. Please ensure the captions of these line items are clearly descriptive of the amounts reported and in accordance with the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 279 of Amendment No. 3 to revise the line captions included in the reconciliation of adjusted EBITDA and have also revised pages 244-245, 250, 256 and 262 of Amendment No. 3 to provide a detailed table regarding the components of LINN’s gains (losses) on oil and natural gas derivatives. These tables contain the following captions with amounts that agree with the corresponding measures reported in LINN’s financial statements: “Gains on oil and natural gas derivatives” (Statements of Operations); and “Total cash settlements” (Statements of Cash Flows). Additionally, LINN disclosed changes in fair value on unsettled commodity derivatives as a separate component with a footnote that includes the value of premiums paid for put options that settled during the relevant period.

Because the value of settlements on commodity derivatives is included in net income and ultimately adjusted EBITDA, it is not necessary to make a separate adjustment for this line item in the adjusted EBITDA reconciliation.

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Supplemental Oil and Natural Gas Data (Unaudited), page 100

Proved Oil, Natural Gas and NGL Reserves, page 102

15.	In your response to prior comment 34, you state that, at current spot and forward strip pricing, essentially all of LINN’s year end 2012 proved undeveloped reserves would have positive present worth discounted at 10%.

Please quantify for us the net reserve amounts of those locations that would not have positive present worth discounted at 10% based on the current spot and forward strip pricing.

Tell us also the current spot and forward strip prices used in your analysis of present worth discounted at 10% and the break even gas price necessary to recover the capital investment required to bring all of these wells onto production.

Finally, tell us if the wells identified to have positive present worth discounted at 10% meet the minimum rate of return used by management in making its investment decisions. Also tell us if LINN has actually drilled wells or signed AFEs for any wells with similar rates of return during 2012 or 2013 year to date and if not, why not.

Response: LINN respectfully advises the Staff that the quantity of proved undeveloped (PUD) reserves that would not have positive present worth discounted at 10% (PV10) is 42 Bcfe based on current spot prices. These reserves have a PV10 of -$8 million, representing less than 1% of LINN’s total proved reserves and 2.5% of LINN’s PUD reserves as of year-end 2012. The spot prices used were $4.19/MMBtu for natural gas at Henry Hub and $94.65/Bbl for oil at WTI (Cushing), as of May 27, 2013, the date of the analysis used in our response to prior comment 34.

As shown in table below, an analysis was performed to determine the sensitivity of these reserves to price. Using prices of $4.50/MMBtu and $100.00/Bbl, only 5 Bcfe (0.1% of LINN’s total year-end 2012 reserves and 0.3% LINN’s PUD reserves) have a negative PV10. Typically, LINN does not approve projects with rates of return of below 10%; however, LINN management considers a variety of factors in addition to rate of return when making investment decisions. There are wells from the population of PUDs which have a negative PV10 at current spot pricing that have been approved and are currently on the rig schedule to be drilled in 2013.

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YE2012 Proved Undeveloped (PUD) Reserves

Negative Present Worth Discounted at 10%

	Volume (Bcfe)	PV10 ($MM)	# of Reserve Entities
Total YE2012 Linn Reserves	4,796	6,073	11,783
Total YE2012 Linn PUD Reserves	1,669	972	2,049

	# of Entities w/ Negative PV10	Reserves (Bcfe)	PV10 ($MM)	% of Total Reserves	% of PUD Reserves
YE2012 Pricing of $2.76 & $94.64	663	498	(92)	10.4%	29.8%
5/27/13 Spot Price of $4.19 & $94.65	76	42	(8)	0.9%	2.5%
$4.50 & $100.00	37	5	(3)	0.1%	0.3%

Website Presentations

February 21, 2013: Supplemental Q4 2012 Financial and Operational Results

16.	We note your response to prior comment 40, clarifying that maintenance capital expenditures are directed only to convert non-producing reserves (PDNP and PUD) to producing status, and do not encompass any acquisition, exploration or development expenditures incurred in periods prior to including the projects in your maintenance capital expenditure programs. We also see that you have added a brief description on page 258 in footnote 8 to your non-GAAP reconciliation, indicating maintenance capital is a 12 month calculation of amounts required to hold production and reserves flat. Since your estimates only reflect the final dollars to be spent on projects during the period of conversion, please explain why you believe the subjectivity in sequencing activities and expenditures does not preclude meaningful differentiation between these expenditures and other expenditures necessary to acquire, explore, and develop properties.

Response: The Registrants acknowledge the Staff’s comment and have added footnote 9 on pages 279 and 280 of Amendment No. 3 to further explain LINN’s non-GAAP calculation of maintenance capital expenditures and respectfully advises the Staff that when LINN acquires an asset, it allocates value based upon fair market and finances the purchase of the entire asset at one time. The maintenance capital expenditures calculation includes the cost to convert non-producing reserves associated with that asset to producing status and does not include the initial cost to acquire the underlying asset as that amount has already been spent in a prior period and therefore does not impact LINN’s ability to make distributions in future periods. The purpose of this calculation is to provide an estimate of the cost of replacing producing reserves.

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In connection with converting non-producing reserves to producing reserves by drilling PUD locations, LINN is often able to book an offset PUD location which adds new proved reserves, but the proving of additional PUD reserves does not add “producing” reserves which are the focus of the maintenance capital expenditures calculation. LINN uses development capital activities, rather than acquisitions, for the calculation of maintenance capital expenditures because it continually ranks and prioritizes drilling locations and other activities and selects the most efficient projects for its annual maintenance capital expenditures program. These projects represent the activities that LINN would perform in a capital constrained environment, if it were unable to access external capital to fund the remainder of its capital program or pursue growth through acquisitions.

Drilling exploratory wells is not part of LINN’s core business strategy. However, if LINN chose to drill exploratory wells and elected to include those wells in its maintenance capital expenditures program, it would include all of the costs to drill the wells as part of the maintenance capital expenditures calculation. Projects included in the annual maintenance program reflect all of the development costs to convert the PDNP or PUD reserves to producing assets and, therefore, other than initial acquisition and other costs that have already been spent and financed, there are no exploration or development costs excluded in the maintenance capital expenditures calculation from prior periods.

17.	We note that although disclosure in your filing indicates maintenance capital represents your estimate of capital expenditures required to hold production flat from year-to-year and to replace proved reserves, your response to prior comment 40 indicates that the calculation of maintenance capital only includes the cost to convert non-producing reserves (PDNP and PUD) to producing (PDP) reserves. Based on this, it appears that maintenance capital expenditures only change the production status of existing proved reserves, and do not result in the establishment of additional proved reserves. In view of this, explain why you believe it is appropriate to describe one of the objectives of maintenance capital expenditures as being “to replace proved reserves.”

Response: The Registrants acknowledge the Staff’s comment and have added footnote 9 on pages 279 and 280 of Amendment No. 3 to further explain LINN’s non-GAAP calculation of maintenance capital expenditures, which states that “Maintenance capital expenditures, a component of total capital expenditures, is a non-GAAP calculation established at the beginning of each calendar year that represents the estimated capital investment required to approximately maintain production levels from the prior year and replace proved developed producing reserves that are forecasted to be produced as a result of maintaining production levels from the prior year.”

See also the response to comment #16.

18.	Please expand the narratives accompanying your non-GAAP disclosures that reflect adjustments for your estimates of maintenance capital expenditures to also disclose actual maintenance capital expenditures for all periods presented.

August 8, 2013

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that LINN does not calculate actual maintenance capital expenditures. LINN does, however, include results from historical periods when updating its estimates of maintenance capital expenditures for future periods.

Each year LINN performs a look-back analysis in connection with its budget process, with a focus on performance across its portfolio of wells and capital and expense analyses during the prior 12 months, along with updated information from preceding years. This information is used as inputs in the new budget to develop forecasts, determine total capital expenditures, allocate capital to specific projects and ultimately prepare an estimate of maintenance capital expenditures for the prospective year based on known information to date. Over the course of the year, LINN tracks identifiable trends in capital performance and costs and cumulative other updated results for inclusion in the following year’s budget. Consequently, results from historical time periods are reflected in LINN’s estimates of maintenance capital expenditures for future periods, which are reported in regularly issued financial and operating guidance.

The Registrants respectfully advise the Staff that they have added footnote 9 on pages 279 and 280 of Amendment No. 3 to further explain LINN’s non-GAAP calculation of maintenance capital expenditures.

19.	Please submit details of the acquisition, exploration and development expenditures that were incurred on properties included in your maintenance capital expenditure program during periods that preceded inclusion of the properties in the program, as requested in prior comment 40. Also describe with reasonable detail the status of each project or property in your maintenance capital expenditure programs at the beginning of the relevant periods, and the specific activities undertaken as a result of the maintenance capital expenditures allocated to each project or property to achieve producing status.

Response: LINN acknowledges the Staff’s comment and respectfully advises the Staff that LINN does not have the data available to provide details of the acquisition, exploration and development expenditures that were incurred on properties included in LINN’s maintenance capital expenditure program during periods that preceded inclusion of such properties in the program.

LINN respectfully advises the Staff that when LINN acquires an asset, it allocates value based upon fair market and finances the purchase of the entire asset at one time. The maintenance capital expenditures calculation includes the cost to convert non-producing reserves associated with that asset to producing status and does not include the initial cost to acquire the underlying asset as that amount has already been spent in a prior period and therefore does not impact LINN’s ability to make distributions in future periods. The purpose of this calculation is to provide an estimate of the cost of replacing producing reserves.

August 8, 2013

Drilling exploratory wells is not part of LINN’s core business strategy. However, if LINN chose to drill exploratory wells and elected to include those wells in its maintenance capital expenditures program, it would include all of the costs to drill the wells as part of the maintenance capital expenditures calculation. Projects included in the annual maintenance program reflect all of the development costs to convert the PDNP or PUD reserves to producing assets and, therefore, other than initial acquisition and other costs that have already been spent and financed, there are no exploration or development costs excluded in the maintenance capital expenditures calculation from prior periods.

The Registrants have added footnote 9 on pages 279 and 280 of Amendment No. 3 to further explain LINN’s non-GAAP calculation of maintenance capital expenditures.

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August 8, 2013

At the Staff’s request, the Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (281) 841-4156 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

LINN ENERGY, LLC
LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, Assistant General Counsel and Corporate Secretary

Cc:	Michael E. Dillard

Sean T. Wheeler

Divakar Gupta

Latham & Watkins LLP

Daniel A. Neff

David K. Lam

Wachtell, Lipton, Rosen & Katz

Kelly B. Rose

Baker Botts L.L.P.